Exhibit 99.1

Phoenix New Media to Hold 2014 Annual General Meeting on June 4, 2014

BEIJING, China, April 24, 2014 — Phoenix New Media Limited (NYSE: FENG), a leading new media company in China (“Phoenix New Media”, “ifeng” or the “Company”), today announced that it will hold its annual general meeting of shareholders at No. 2-6, Dai King Street, Taipo Industrial Estate, Taipo, New Territories, Hong Kong on June 4, 2014 at 3:00 p.m.

Holders of record of ordinary shares of the Company at the close of business on April 24, 2014 are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying Class A ordinary shares must act through the depositary of the Company’s ADS program, Deutsche Bank Trust Company Americas.

The notice of the annual general meeting, which sets forth the resolutions to be submitted to shareholder approval at the annual general meeting is available on the Investor Relations section of the Company’s website at http://ir.ifeng.com. Phoenix New Media will file its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2013 (the “2013 20-F”), with the U.S. Securities and Exchange Commission (the “SEC”) on or before April 30, 2014. After such filing, Phoenix New Media’s 2013 Form 20-F will be accessible on the above-mentioned website, as well as on the SEC’s website at http://www.sec.gov. In addition, after such filing, shareholders may request a hard copy of the Company’s 2013 20-F, free of charge, by contacting Phoenix New Media Limited, Sinolight Plaza, Floor 16, No.4 Qiyang Road, Wangjing, Chaoyang District, Beijing, 100102, People’s Republic of China, attention: Matthew Zhao, telephone: +86 (10) 6067-6000, email: investorrelations@ifeng.com.

About Phoenix New Media Limited

Phoenix New Media Limited (NYSE: FENG) is the leading new media company providing premium content on an integrated platform across Internet, mobile and TV channels in China.  Having originated from a leading global Chinese language TV network based in Hong Kong, Phoenix TV, the Company enables consumers to access professional news and other quality information and share user-generated content on the Internet and through their mobile devices. Phoenix New Media’s platform includes its ifeng.com channel, consisting of its ifeng.com website and web-based game platform, its video channel, comprised of its dedicated video vertical and mobile video services, and its mobile channel, including its mobile Internet website, mobile applications and mobile value-added services.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Phoenix New Media’s strategic and operational plans, contain forward-looking statements. Phoenix New Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Phoenix New Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the online and mobile advertising, online video and mobile paid service markets in China; the Company’s reliance on online advertising and MVAS for the majority of its total revenues; the Company’s expectations regarding demand for and market acceptance of its services; the Company’s expectations regarding the retention and strengthening of its relationships with advertisers, partners and customers; fluctuations in the Company’s quarterly operating results; the Company’s plans to enhance its user experience, infrastructure and service offerings; the Company’s reliance on mobile operators in China to provide most of its MVAS; changes by mobile operators in China to their policies for MVAS; competition in its industry in China; and relevant government policies and regulations relating to the Company. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual report on Form 20-F. All information provided in this press release is as of the date of this press release, and Phoenix New Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries please contact:

Phoenix New Media Limited

Matthew Zhao

Email: investorrelations@ifeng.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4883

Email: investorrelations@ifeng.com